ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM
December 13, 2013
George G. Baxter
(617) 951-7748
george.baxter@ropesgray.com
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Amy Miller, Esq.

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-6161)—Responses to Comments on Post-Effective Amendment No. 166
Dear Ms. Miller:
I am writing on behalf of Allianz Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 166 (the “Amendment”) to the Trust’s Registration Statement on
Form N-1A. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on October 16, 2013 in connection with the registration of Class R6 shares of AllianzGI NFJ Dividend Value Fund, AllianzGI NFJ International Value Fund and AllianzGI NFJ Small-Cap Value Fund (each, a “Fund” and together, the “Funds”), each a series of the Trust. We received your oral comments regarding the Amendment via telephone on December 2, 2013. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 167 to the Trust’s Registration Statement, which is also being filed today, pursuant to Rule 485(b) under the Securities Act.
Prospectus
General
1.	Comment: The Staff notes that disclosure in the section titled “Characteristics and Risks of Securities and Investment Techniques—Changes in Investment Objectives and Policies” currently states that the investment objective of each of the AllianzGI NFJ Dividend Value Fund and AllianzGI NFJ International Value Fund is not fundamental and may be changed by the Board of Trustees without shareholder approval. Please describe what communications and notifications would be given to shareholders regarding a change to either Fund’s investment objective, pursuant to Item 9(a) of Form N-1A. Additionally, the Staff notes that current disclosure states: “In addition, each Fund may be subject to additional restrictions on its ability to utilize certain investments or investment techniques described herein or in the Statement of Additional Information. These additional restrictions may be changed with the consent of the Board of Trustees but without approval by or notice to shareholders.” Please describe what communications and notifications would be given to shareholders in the event of a change to such an additional restriction.

Response: With respect to changes to either of the AllianzGI NFJ Dividend Value Fund’s or AllianzGI NFJ International Value Fund’s investment objective, the following statement appears in the section titled “Characteristics and Risks of Securities and Investment Techniques—Changes in Investment Objectives and Policies” in the prospectus: “The investment objective of [the Fund] is not fundamental and may be changed by the Board of Trustees without shareholder approval.” The Trust does not assume any specific additional obligations with respect to communications or notifications to shareholders following such a change. In practice, the Trust has typically supplemented its registration statements in advance of the effectiveness of investment objective changes affecting the series of the Trust with investment objectives that are not fundamental.

With respect to changes to any additional restrictions to which a Fund may be subject, the Trust also does not assume any specific additional obligations with respect to communications or notifications to shareholders following such a change. In practice, the Trust has typically supplemented its registration statements disclosing any material change to such additional investment restrictions pertaining to the series of the Trust.
AllianzGI NFJ Dividend Value Fund
2.	Comment: Please confirm that the Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A, including, if applicable, expenses associated with investments in other investment companies and short sale transactions.

Response: The Trust confirms that the Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A. The Trust confirms that the fees and expenses incurred as a result of the Fund’s investment in shares of “Acquired Funds” (as defined in Form N-1A), if any, are not anticipated to exceed 0.01% of average Fund net assets. An expense table column for Acquired Fund Fees and Expenses is therefore not required pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A. The Trust also confirms that, to the extent that the Fund engages in short sale transactions, the Annual Fund Operating Expenses table has been prepared in a manner that would include expenses associated with such transactions. The Fund does not currently engage in short sale transactions and, as a result, does not incur expenses associated with such transactions.

3.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of the Fund Summary currently states: “Under normal conditions, the Fund will invest primarily in common stocks of companies with market capitalizations greater than $3.5 billion.” The Staff requests that the Fund add “Smaller Company Risk” as a principal risk of the Fund if the Fund may invest in securities of companies with market capitalizations less than $3.5 billion.

Response: The requested change has been made. Smaller Company Risk has been added as a principal risk of the Fund.

4.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of the Fund Summary states: “In addition to common stocks and other equity securities (such as preferred stocks, convertible securities and warrants), the Fund may invest in real estate investment trusts (REITs) and in non-U.S. securities, including emerging market securities.” Because convertible securities and warrants do not pay dividends, please confirm how such investments are counted for purposes the Fund’s 80% test under Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund does not currently invest in convertible securities or warrants. If the Fund were to invest in such instruments, it would classify them pursuant to the terms of its 80% test, which currently requires that the Fund “normally invests at least 80% of its net assets (plus borrowings made for investment purposes) in equity securities of companies that pay or are expected to pay dividends.” In light of the Fund’s current investment practices, the disclosure in the “Principal Investment Strategies” section of the Fund Summary has been revised as follows to remove references to those types of investments (deletions denoted by ~~strikethrough~~):
In addition to common stocks and other equity securities ~~(such as preferred stocks, convertible securities and warrants)~~, the Fund may invest in real estate investment trusts (REITs) and in non-U.S. securities, including emerging market securities.
5.	Comment: Please consider adding a brief description of convertible securities in the “Principal Investment Strategies” section of the Fund Summary.

Response: As mentioned above, disclosure in the “Principal Investment Strategies” section of the Fund Summary has been revised to remove the reference to convertible securities. As such, the Trust believes that the disclosure in the “Principal Investment Strategies” section of the Fund Summary is appropriate.

6.	Comment: The Staff notes that disclosure in the “Performance Information” section of the Fund Summary currently states: “Although Class R6 shares would have similar annual returns (because all the Fund’s shares represent interests in the same portfolio of securities), Class R6 performance would be higher than Institutional Class performance because of the different expenses paid by Class R6 shares of the Fund.” Please revise the disclosure to clarify that Class R6 performance would be higher than Institutional Class performance because of Class R6’s lower expenses.

Response: The requested change has been made. Disclosure in the “Performance Information” section of the Fund Summary has been revised as follows (new language denoted by underline and deletion by ~~strikethrough~~):
Although Class R6 shares would have similar annual returns (because all the Fund’s shares represent interests in the same portfolio of securities), Class R6 performance would be higher than Institutional Class performance because of the ~~different~~lower expenses paid by Class R6 shares of the Fund.
Corresponding changes have been made to the “Performance Information” section of the Fund Summary for each of AllianzGI NFJ International Value Fund and AllianzGI NFJ Small-Cap Value Fund.
AllianzGI NFJ Small-Cap Value Fund
7.	Comment: Please explain why $4 billion is an appropriate upper-capitalization range for a fund with “Small-Cap” in its name.

Response: The Trust respectfully submits that $4 billion is an appropriate upper capitalization range for the Fund. Of the mutual funds included in the Fund’s Lipper peer group that have “small cap” in their names, at least four other funds included a maximum market capitalization profile of at least $4 billion. Additionally, as of October 31, 2013, the Fund’s benchmark, the Russell 2000 Value Index, which is described by Russell Investments as measuring the performance of the “small-cap value segment of the U.S. equity universe,” included companies with a wide range of market capitalizations, the highest of which was $4.8 billion. The Trust notes further that both Lipper and Morningstar have assigned the Fund to their respective Small-Cap Value categories.
Statement of Additional Information
8.	Comment: The Staff notes that the section titled “Investment Practices, Policies, Strategies and Risks—Mortgage-Related and Asset-Backed Securities—Mortgage Pass-Through Securities” states that: “In the case of privately issued mortgage-related securities, the Funds take the position that mortgage-related securities do not represent interests in any particular “industry” or group of industries.” Please consider revising this disclosure in light of the Staff’s position that, for purposes of a Fund’s fundamental policy on industry concentration, privately issued mortgage-related securities represent an investment in an industry or group of related industries.

Response: The Trust respectfully submits that the Funds’ current concentration policy and related disclosure are consistent with Section 8(b)(1) of the 1940 Act and the rules and other Commission guidance thereunder. Section 8(b)(1) requires an investment company (“fund”) to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a “concentration policy”). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments.

Neither the 1940 Act nor Form N-1A specify how to define an “industry” for purposes of a fund’s concentration policy under Section 8(b)(1). Former Guide 19 to Form N-1A, which was repealed in 1998, provided that a fund may select its own industry classification; however, such classification must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different. In the recent Morgan Stanley Securities Trust and BlackRock Multi-Sector Income Trust SEC Staff No-Action Letters (each dated July 8, 2013), the Commission stated that Section 8(b)(1) allows funds “some discretion” to implement a concentration policy and states that “a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.”[1]

The Trust believes that if it were to treat privately issued mortgage-related securities as a single industry or group of industries, such grouping would be overly broad and would encompass companies with materially different economic characteristics. The Trust believes that its disclosed position regarding the treatment of privately issued mortgage-related securities for purposes of a Fund’s industry concentration policy is therefore reasonable and appropriate and respectfully declines to revise the disclosure relating to privately issued mortgage-related securities.
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Tandy Representation
As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
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[1]	Quoted language can be found in each of Morgan Stanley Securities Trust SEC No-Action Letter (Jul. 8, 2013); and BlackRock Multi-Sector Income Trust SEC No-Action Letter (Jul. 8, 2013).

Please do not hesitate to call me (at 617-951-7748) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.
Kind regards,
/s/ George G. Baxter IV
George G. Baxter IV, Esq.

cc:	Brian S. Shlissel Thomas J. Fuccillo, Esq. Debra Rubano, Esq. David C. Sullivan, Esq. George B. Raine, Esq. Maureen A. Meredith, Esq.